EXHIBIT 99.1

Caledonia Mining Corporation Plc Results for the quarter and nine months ended September 30, 2022

ST HELIER, Jersey, Nov. 10, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") announces its operating and financial results for the quarter and the nine months ended September 30, 2022 (the "Quarter" and "Nine Months" respectively).  Further information on the financial and operating results for the Quarter and Nine Months can be found in the management discussion and analysis ("MD&A") and the unaudited financial statements, which are available on the Company's website and which have been filed on SEDAR.

Financial Highlights

  Gross revenues in the Nine Months of $107.9 million, a 21.0 per cent increase on the $89.2 million achieved in the first nine months of 2021.
  Gross profit in the Nine Months of $50.5 million, a 26.1 per cent increase on the $40.0 million achieved in the first nine months of 2021.
  EBITDA in the Quarter (excluding asset impairments, depreciation, and net foreign exchange gains) of $16.9 million, an 11.8 per cent increase on the $15.1 million in the third quarter of 2021 ("Q3 2021"). This represents EBITDA (excluding asset impairments, depreciation, and net foreign exchange gains) for the Nine Months of $52.9 million (nine months to September 30, 2021: $35.0 million).
  On-mine cost per ounce for the Quarter of $734 (Q3 2021: $695 per ounce).
  All-in sustaining cost ("AISC") per ounce for the Quarter of $944 (Q3 2021: $870 per ounce). The 8.5 per cent increase compared to Q3 2021 is due to higher on-mine cost per ounce and higher administrative costs.
  Basic IFRS earnings per share ("EPS") for the Quarter of 66.2 cents (Q3 2021: 57.1 cents).
  Adjusted EPS for the Quarter of 60.7 cents (Q3 2021: 68.9 cents).
  Net cash from operating activities in the Quarter of $8.9 million (Q3 2021: $7.1 million).
  Net cash and cash equivalents at the end of the Quarter of $6.2 million (Q3 2021: $13.0 million).
  Total dividend paid in the Quarter of 14 cents per share paid in July 2022; a further dividend at the same rate of 14 cents per share was paid in October 2022.

 Operating Highlights

  21,120 ounces of gold were produced in the Quarter, 11.4 per cent higher than the 18,965 ounces produced in Q3 2021 and a new quarterly production record.
  59,726 ounces were produced in the Nine Months, 22.2 per cent higher than the 48,872 ounces produced in the first nine months of 2021.

Other highlights

Transaction to acquire the Bilboes gold project

  On July 21, 2022, Caledonia announced that it had signed an agreement to purchase Bilboes Gold Limited, the parent company which owns, through its Zimbabwe subsidiary, the Bilboes gold project in Zimbabwe ("Bilboes" or the "Project"). Subject to satisfaction of the conditions to completion and to customary adjustments to the purchase price to account for any extraordinary liabilities incurred before completion, the total consideration for the acquisition will be 5,123,044 Caledonia shares, representing approximately 28.5 per cent of Caledonia's fully diluted equity, and a 1 per cent net smelter royalty ("NSR") on the Project's revenues.
  The Project has NI43-101 compliant measured and indicated mineral resources of 2.56 million ounces of gold at a grade of 2.26 g/t and inferred mineral resources of 576,672 ounces of gold at a grade of 1.89 g/t1. This includes proven and probable mineral reserves of 1.96 million ounces of gold at a grade of 2.29 g/t.
  The feasibility study which has been prepared by the vendors indicates the potential for an open-pit gold mine producing an average of 168,000 ounces per year over a 10-year life of mine. Caledonia will prepare a feasibility study to identify the most judicious way to commercialise the Project (with regard to the availability of funding on acceptable terms).
  Caledonia is making progress towards satisfying the outstanding conditions to complete the transaction: it has received certain approvals from the Reserve Bank of Zimbabwe, and continues to engage with the Competition and Tariff Commission, the Ministry of Finance, the Ministry of Energy and Fidelity Printers and Refiners (Private) Limited regarding further outstanding approvals.

Acquisition of the Motapa gold exploration project in Zimbabwe

  On November 2, 2022, Caledonia announced that it has purchased Motapa Mining Company UK Limited, the parent company of a Zimbabwe subsidiary which holds a registered mining lease over the Motapa gold exploration property in Southern Zimbabwe ("Motapa"). The Company made the purchase from Bulawayo Mining Company Limited, a privately owned UK company.

Updated Mineral Resources and Technical Report for Maligreen

  On November 7, 2022, Caledonia announced an update to the NI 43-101 compliant Mineral Resources statement at the Company’s 100% owned Maligreen project in the Zimbabwe Midlands (“Maligreen”) and the publishing of an updated technical report with an effective date of September 30, 2022 (the “2022 Technical Report”)2. The 2022 Technical Report replaces the previous technical report filed on SEDAR in November 2021 as the current technical report for the Maligreen project. Since Caledonia acquired the Maligreen claims in November 2021 it has been focused on reviewing the geological work conducted at the property with a view to upgrading the Mineral Resources in 2022. In summary, the 2022 Technical Report states Measured and Indicated Mineral Resources of 442 thousand ounces of gold in 8.03 million tonnes at a grade of 1.71 g/t and Inferred Mineral Resources of 420 thousand ounces of gold in 6.17 million tonnes at a grade of 2.12 g/t.

Outlook

  Increase production at Blanket Mine ("Blanket") to the target of 80,000 ounces of gold per year3, reduce operating costs and increase the flexibility to undertake further development and exploration, thereby safeguarding and enhancing Blanket's long-term future.
  Satisfy the conditions to enable the completion of the acquisition of Bilboes and, thereafter, prepare a feasibility study to identify the most judicious way to commercialise the Project with regard to the availability of funding on acceptable terms.
  Restart the oxides operation at Bilboes under the terms of a tribute arrangement with a view to creating a cash-generative operation within approximately six months of the re-commencement of activities.
  Commission the 12MWac solar plant, which is expected to provide 27 per cent of Blanket's total electricity demand.

Commenting on the announcement, Mark Learmonth, Chief Executive Officer, said:

"This has been another terrific quarter: production of just over 21,000 ounces set a new quarterly production record. In both of the last two quarters we have exceeded our quarterly production target of 20,000 ounces and we are on-track to achieve the top end of our annual production target of between 73,000 and 80,000 ounces of gold.

“The benefit of higher production was diluted by a lower gold price and a modest increase in costs as, in common with other mining companies, we experience inflation on consumables and diesel. Costs were also adversely affected by the increased use of diesel generators due to a further deterioration in the grid supply. However, we are now within a few weeks of seeing the benefit of the new solar plant which is currently being commissioned. This, along with other initiatives to reduce our diesel consumption, should curb the inflationary pressure on our costs.

"We have made good progress on implementing our strategy to acquire a portfolio of high-quality exploration and development assets in the Zimbabwe gold sector.

“In July, Caledonia announced that it had signed an agreement to purchase Bilboes Gold Limited, which is the holding company for a large, high-grade, open-pitable gold resource.  Completion of the transaction is subject to several conditions, and we are making progress towards satisfying them. Once the transaction has completed, we intend to prepare a feasibility study to identify the most judicious way to commercialise the Project with regards to the availability of funding on acceptable terms.  Caledonia also intends to re-start the oxides operation at Bilboes, under a tribute arrangement before completion of the transaction, with a view to creating a cash-generative operation within approximately six months of the commencement of activity.

"The proposed acquisition of Bilboes also builds on the acquisition of the Maligreen claims in November 2021. We have evaluated the existing geological information which allowed us to improve the geological confidence of approximately half the Mineral Resources from Inferred to Measured and Indicated Mineral Resources. This supports our confidence in the project and its geological continuity.

“Last week we also announced the acquisition of Motapa, a large exploration property which is contiguous to the Bilboes gold project. Motapa was formerly owned and explored by Anglo American Zimbabwe prior to its exit from the Zimbabwean gold sector in the late 1990s. The project has a mining lease covering approximately 2,200 hectares. Motapa has been mined throughout most of the second half of the 20th century. Caledonia understands that during this period the region produced as much as 300,000 ounces of gold.

"2022 has been an outstanding year so far and I would like to thank the team for their continued hard work."

Caledonia will host an online presentation and Q&A session open to all investors on 11 November at 14.00 London Time
The zoom details are set out below

When: Nov 11, 2022 14.00 London Time
Topic: Q3 2022 Results Shareholder Call

Register in advance for this webinar:
https://caledoniamining.zoom.us/webinar/register/WN_odZTjNcNRyme5BI1HGiW7w
After registering, you will receive a confirmation email containing information about joining the webinar.

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Dzika Dhana Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, the satisfaction of all conditions precedent in connection with the acquisition of Bilboes, the completion of the acquisition and the issuance of the acquisition consideration, our plans regarding a new feasibility study for Bilboes, the restarting of the Bilboes oxides operation, our plans and timing regarding further exploration and development and the commissioning of the solar plant. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and Caledonia’s experience of project development in Zimbabwe and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's plans and assumptions. Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to the completion of the acquisition of Bilboes, risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserves and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this press release may not be comparable to similar information disclosed by U.S. companies. The requirements of NI 43-101 for identification of reserves and resources are also not the same as those of the SEC, and any reserves or resources reported in compliance with NI 43-101 may not qualify as “reserves” or “resources” under SEC standards. Accordingly, the mineral reserve and resource information set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
($’000’s)	3 months ended		9 months ended
	September 30		September 30

	2021	2022	2021	2022
Revenue	33,496	35,840	89,193	107,904
Royalty	(1,679)	(1,796)	(4,471)	(5,408)
Production costs	(13,729)	(15,802)	(38,948)	(44,663)
Depreciation	(2,351)	(2,670)	(5,743)	(7,372)
Gross profit	15,737	15,572	40,031	50,461
Other income	12	14	42	17
Other expenses	(1,254)	(552)	(5,395)	(1,835)
Administrative expenses	(1,906)	(2,789)	(5,261)	(8,068)
Net foreign exchange gain	413	1,559	341	6,640
Cash-settled share-based expense	(243)	(25)	(426)	(335)
Equity-settled share-based expense	-	(94)	-	(176)
Derivative financial instrument gains/(expenses)	-	537	(107)	(1,160)
Operating profit	12,759	14,222	29,225	45,544
Net finance costs	(13)	(9)	(354)	(300)
Profit before tax	12,746	14,213	28,871	45,244
Tax expense	(4,423)	(4,018)	(11,318)	(14,051)
Profit for the period	8,323	10,195	17,553	31,193

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(330)	(699)	(149)	(858)
Total comprehensive income for the period	7,993	9,496	17,404	30,335

Profit attributable to:
Owners of the Company	6,939	8,614	14,183	25,932
Non-controlling interests	1,384	1,581	3,370	5,261
Profit for the period	8,323	10,195	17,553	31,193

Total comprehensive income attributable to:
Owners of the Company	6,609	7,915	14,034	25,074
Non-controlling interests	1,384	1,581	3,370	5,261
Total comprehensive income for the period	7,993	9,496	17,404	30,335

Earnings per share (cents)
Basic IFRS	56.8	66.2	115.3	197.7
Diluted IFRS	56.7	64.4	115.1	197.7

Adjusted earnings per share (cents)	68.9	60.7	183.2	178.8
Dividends declared per share (cents)	13.0	14.0	36.0	42.0

Condensed Consolidated Statements of Cash Flows (unaudited)
($’000’s)	3 months ended		9 months ended
	September 30		September 30
	2021	2022	2021	2022
Cash flows from operating activities
Cash generated from operations	9,338	11,717	26,875	41,901
Interest paid	(50)	(27)	(297)	(116)
Tax paid	(2,176)	(2,767)	(4,774)	(5,993)
Net cash from operating activities	7,112	8,923	21,804	35,792

Cash flows used in investing activities
Acquisition of property, plant and equipment	(8,564)	(10,840)	(22,332)	(33,585)
Acquisition of exploration and evaluation assets	(449)	(311)	(1,423)	(947)
Realisation of gold ETF	-	-	1,082	-
Proceeds on disposal of assets held for sale	500	-	500	-
Proceeds from disposal of subsidiary	-	-	340	-
Net cash used in investing activities	(8,513)	(11,151)	(21,833)	(34,532)

Cash flows from financing activities
Dividends paid	(2,108)	(2,709)	(5,614)	(7,197)
Repayment of gold loan	-	-	-	(3,698)
Proceeds from call options	-	415	-	239
Term loan repayments	(100)	-	(306)	-
Payment of lease liabilities	(31)	(36)	(96)	(115)
Net cash used in financing activities	(2,239)	(2,330)	(6,016)	(10,771)

Net decrease in cash and cash equivalents	(3,640)	(4,558)	(6,045)	(9,511)
Effect of exchange rate fluctuations on cash and cash equivalents	(19)	(137)	(37)	(588)
Net cash and cash equivalents at beginning of the period	16,669	10,862	19,092	16,265
Net cash and cash equivalents at end of the period	13,010	6,167	13,010	6,167

Summarised Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	December 31	September 30
		2021	2022
Total non-current assets		157,944	187,980
Inventories		20,812	19,675
Prepayments		6,930	3,885
Trade and other receivables		7,938	8,815
Income tax receivable		101	38
Cash and cash equivalents		17,152	8,256
Total assets		210,877	228,649
Total non-current liabilities		12,633	6,725
Lease liabilities – short term portion		134	127
Trade and other payables		9,957	12,340
Derivative financial liabilities		3,095	-
Income tax payable		1,562	1,867
Overdraft		887	2,089
Cash-settled share-based payments - short term portion		2,053	827
Total liabilities		30,321	23,975
Total equity		180,556	204,674
Total equity and liabilities		210,877	228,649

1 Refer to the technical report entitled "BILBOES GOLD PROJECT FEASIBILITY STUDY" with effective date 15 December 2021 prepared by DRA Projects (Pty) Ltd filed by the Company on SEDAR (www.sedar.com) on 21 July 2022.
2 Refer to technical report entitled “Caledonia Mining Corporation Plc Updated NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe dated November 3, 2022 prepared by Minxcon (Pty) Ltd and filed on SEDAR on November 7, 2022.
3 Refer to the technical report entitled "Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" dated May 17, 2021 prepared by Minxcon (Pty) Ltd and filed by the Company on SEDAR on May 26, 2021.